Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant of Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December 2004	Commission File Number: 1-14242

ROYAL GROUP TECHNOLOGIES LIMITED
(Name of registrant)

1 Royal Gate Boulevard
Woodbridge, Ontario
L4L 8Z7
(905) 264 0701

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If "YES" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX

Exhibit	Description of Exhibit	Page

	Material Change Report

1	Royal Group Technologies Limited - Press Release November 29th 2004	5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be singed on its behalf by the undersigned, thereunto duly authorized.

ROYAL GROUP TECHNOLOGIES LIMITED

Date: December 2, 2004	By:	___________________________________________________________
Name: Bob Lamoureux
Title: Interim Chief Financial Officer